December 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Enveric Biosciences, Inc. Registration Statement on Form S-1 (File No. 333-275380)

Acceleration Request

Requested Date: December 5, 2023

Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Enveric Biosciences, Inc. (the “Company”) requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Please call Bradley J. Wyatt of Dickinson Wright PLLC at (734) 623-1905 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,
Enveric Biosciences, Inc.

By:	/s/ Joseph Tucker
Name:	Joseph Tucker, PhD
Title:	Chief Executive Officer